As filed with the U.S. Securities and Exchange Commission on April 3, 2023

Registration No. 333-266397

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

LIPELLA PHARMACEUTICALS INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-2388040
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7800 Susquehanna St.
Suite 505
Pittsburgh, PA 15208
(412) 894-1853

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jonathan Kaufman

Chief Executive Officer

7800 Susquehanna St.
Suite 505
Pittsburgh, PA 15208
(412) 894-1853

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David E. Danovitch, Esq. Ben Armour, Esq. Michael DeDonato, Esq. Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 (212) 660-3060	Lou Taubman, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, NY 10005 (212) 530-2210

Approximate date of commencement of proposed sale to the public: This post-effective amendment is being filed pursuant to 462(d) under the Securities Act and will be effective upon filing.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☒ 333-266397

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1, as amended (File No. 333-266397) (the “Registration Statement”), is being filed solely to include as an exhibit to the Registration Statement Urish Popeck & Co., LLC’s consent to the use of its report dated March 31, 2023, with respect to the financial statements of Lipella Pharmaceuticals Inc. (the “Company”), included in the Company’s Annual Report on Form 10-K, filed by the Company with the U.S. Securities and Exchange Commission on March 31, 2023.

Item 16.        Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this registration statement or incorporated by reference herein:

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1(i)(a)**	Amended and Restated Certificate of Incorporation, as currently in effect
3.1(i)(b)**	Form of Second Amended and Restated Certificate of Incorporation, to be effective prior to the closing of this initial public offering
3.1(i)(c)**	Form of Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock
3.1(ii)(a)**	Amended and Restated By-laws, as currently in effect
3.1(ii)(b)**	Form of Second Amended and Restated Bylaws, to be effective prior to the closing of this initial public offering
4.1**	Form of Underwriters’ Warrant
5.1**	Opinion of Sullivan & Worcester LLP
10.1**	Employment Agreement by and between the Company and Jonathan Kaufman, effective as of July 17, 2020
10.2**	Employment Agreement by and between the Company and Michael Chancellor, effective as of July 17, 2020
10.3**	Employment Agreement by and between the Company and Douglas Johnston, entered into on November 9, 2022 and effective as of November 1, 2022
10.4**	Lipella Pharmaceuticals Inc. 2008 Stock Incentive Plan
10.5**	Form of Stock Option Agreement for Lipella Pharmaceuticals Inc. 2008 Stock Incentive Plan
10.6**	Lipella Pharmaceuticals Inc. 2020 Stock Incentive Plan.
10.7**	Form of Stock Option Agreement for Lipella Pharmaceuticals Inc. 2020 Stock Incentive Plan
10.8**	Form of Lipella Pharmaceuticals Inc. 2020 Stock Incentive Plan, as amended and restated.
10.9**	Form of Option Agreement for Lipella Pharmaceuticals Inc. Amended and Restated 2020 Stock Incentive Plan
10.10**	Form of Restricted Stock Unit Agreement for Lipella Pharmaceuticals Inc. Amended and Restated 2020 Stock Incentive Plan
10.11**	Lease dated June 1, 2019 between Bridgeway Development Corporation and Lipella Pharmaceuticals Inc.
10.12**	Amendment No. 2 to Lease Agreement between Bridgeway Development Corporation and Lipella Pharmaceuticals Inc. dated July 2, 2020
10.13**	Shareholders Agreement dated May 26, 2005 between Shareholders of Lipella Pharmaceuticals Inc and Lipella Pharmaceuticals Inc.
10.14**	Note Cancellation and Stock Purchase Agreement between Dr. Michael Chancellor and Lipella Pharmaceuticals Inc.
10.15**	Form of Indemnification Agreement for Lipella Pharmaceuticals Inc.
10.16**	Promissory Note, dated August 21, 2009, by and between Michael Chancellor and Lipella Pharmaceuticals Inc.
10.17**	Promissory Note, dated January 25, 2015, by and between Michael Chancellor and Lipella Pharmaceuticals Inc.
10.18**	Promissory Note, dated November 1, 2022, by and between Jonathan Kaufman and Lipella Pharmaceuticals Inc.
10.19**	Letter Agreement, dated February 9, 2022, by and between Young & Partners LLC and Lipella Pharmaceuticals Inc.
23.1**	Consent of Urish Popeck & Co., LLC, independent registered public accounting firm
23.2**	Consent of Sullivan & Worcester LLP (included in Exhibit 5.1)

23.3*	Consent of Urish Popeck & Co., LLC, independent registered public accounting firm
24.1**	Power of Attorney (included on signature page)
107**	Filing Fee Table

* Filed herewith.

** Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburg, Commonwealth of Pennsylvania, on April 3, 2023.

Lipella Pharmaceuticals Inc.

Date: April 3, 2023	By:	/s/ Jonathan Kaufman
Jonathan Kaufman
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*
Jonathan Kaufman	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	April 3, 2023

*
Douglas Johnston	Chief Financial Officer	April 3, 2023

*
Michael Chancellor	Chief Medical Officer and Director	April 3, 2023

*
David Battleman	Director	April 3, 2023

*
Byong (Christopher) Kim	Director	April 3, 2023

*
Ryan Pruchnic	Director	April 3, 2023

*
Naoki Yoshimura	Director	April 3, 2023

* By:	/s/ Jonathan Kaufman
Name:	Jonathan Kaufman
Attorney-in-fact

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Jonathan Kaufman as his attorney-in-fact, with full power of substitution and resubstitution, for him in any and all capacities, to sign any and all amendments to the Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Daniel Cohen
Daniel Cohen	Director	April 3, 2023